March 11, 2010

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F St., N.E.

Washington, D.C. 20549

Re:	NetScout Systems, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2009 Filed June 1, 2009

File No. 000-26251

Ladies and Gentlemen:

On behalf of NetScout Systems, Inc. (“NetScout”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 22, 2010 with respect to NetScout’s prior response letter dated February 5, 2010 with respect to the Staff’s prior comment letter dated January 11, 2010 with respect to the filings referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated and italicized into this response letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 11, Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed July 27, 2009)

Performance Incentive and Targets, Page 25

1.

In response to prior comment 2, you indicate that peer data was reviewed to confirm compensation practices of your peers and as a way to confirm that your named executive officers are being paid competitively, although the committee exercises full discretion in determining compensation. You further state that your compensation committee compared individual base salaries to the median level of the smaller company peer group and that the comparison was “informative but not determinative” of your base salary compensation decisions. Because the peer data comparison was material to the decision making process, it appears that a discussion of how it informed the compensation committee’s decision making is appropriate. For instance, to the extent a named executive officer’s base salary was adjusted, even in part, as a result of the peer data analysis, this should be discussed. Alternatively, if the compensation committee concluded that the peer data analysis fully supported its base salary determinations, a discussion to that effect would also provide investors with a clearer understanding of how the compensation committee determined the amount of base salary to pay. This comment applies to your discussion of any other elements of compensation where peer data informed the compensation committee’s decision making.

NetScout’s Response:

As noted in our prior response and as discussed with Ms. Stephanie Bouvet our Compensation Committee utilized peer data to confirm the compensation practices of our peers and as a way to confirm that our executive officers are being paid competitively. Notwithstanding the use of this data as part of the compensation determination process, our Compensation Committee retained full discretion and exercised such full discretion in determining the compensation payable to our executive officers. As discussed in our prior responses, our Compensation Committee reviewed base salary compensation data for a group of small companies and incentive compensation for a group of larger companies as part of the process in setting executive compensation. Our Compensation Committee’s comparison of individual base salaries and incentive compensation to the applicable peer group was informative but not determinative of the Compensation Committee’s base salary and incentive compensation decisions. Our Compensation Committee concluded that such reviewed peer data fully supported its base salary and incentive compensation determinations. No executive officer’s base salary or incentive compensation was adjusted, either upwards or downwards, as a result of the peer data review. Instead, such data was used merely to confirm compensation practices by peer companies and to confirm the discretionary determinations made by our Compensation Committee.

Item 13. Certain Relationships and Related Transactions (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed July 27, 2009)

2.	We note your response to prior comment 3. Please tell us whether or not your policies and procedures regarding related person transactions are in writing. Refer to Item 404(b)(1)(iv) of Regulation S-K.

NetScout’s Response:

We respectfully inform the Staff that our Policy with respect to Related Person Transactions is in writing.

* * * * * * *

In addition, NetScout acknowledges:

•	NetScout is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	NetScout may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (978) 614-4202 if you have any questions or would like any additional information.

Sincerely,

/s/ David P. Sommers
David P. Sommers
Senior Vice President, General Operations and Chief Financial Officer, NetScout Systems, Inc.

cc:	Anil K. Singhal, President and Chief Executive Officer, NetScout Systems, Inc.

Jeff Wakely, Vice President, Finance and Chief Accounting Officer, NetScout Systems, Inc.

Jeff Levinson, Vice President and General Counsel, NetScout Systems, Inc.

Miguel J. Vega, Cooley Godward Kronish LLP

Dean Petracca, PricewaterhouseCoopers, LLP